Exhibit 99.1

ASX/Media Release (Code: ASX: PRR; NASDAQ: PBMD)

26 June 2017

Operational Update

SYDNEY, AUSTRALIA—Prima BioMed Ltd (ASX: PRR; NASDAQ: PBMD), has provided an update on the Company’s two active clinical trials in IMP321. Prima is pleased to advise that clinical studies of IMP321 are progressing well.

TACTI-mel (Two ACTive Immunotherapeutics in melanoma), the Company’s Australian melanoma trial has completed recruitment of the first two cohorts of six patients and has now commenced recruitment of the third cohort. No dose limiting toxicity has been observed in any patient. Patients with unresectable or metastatic melanoma will be dosed with IMP321 in combination with an approved checkpoint inhibitor (anti-PD-1 antibody) after the patient did not optimally respond to the checkpoint inhibitor alone.

As previously disclosed, data from the first cohort was presented in March at the ICI conference in Boston. This included one patient with complete remission after progress on anti-PD-1 therapy alone. This patient remains in complete remission, while other patients from the first cohort have shown a partial remission and stabilizations of disease. The company expects to present a data set from the first two cohorts at the following conferences:

•	World Immunotherapy Congress, Basel, Switzerland on October 31st, 2017; and

•	SITC, Society for Immunotherapy of Cancer, National Harbor, MD, USA, November 08-12, 2017

Data from all three cohorts is expected in H1 2018.

AIPAC (Active Immunotherapy PAClitaxel), started the recruitment of the randomized part of the study in January 2017. In addition to centres in Belgium and the Netherlands, patient recruitment has also now commenced in Poland and Hungary, with the United Kingdom to follow in due course. In total, 19 clinical sites have been activated and more activations will follow in the coming months. The study is expected to be fully recruited in H1 2018.

As announced earlier in June, data from the open-label safety run-in cohort of 15 patients, who received 6 and 30 mg doses of IMP321 in combination with paclitaxel, were presented at ASCO in Chicago. Final results of the 15 patients from the safety run-in phase of AIPAC are expected in the fourth quarter of 2017.

IMP321 Partnering Update

Prima’s Chinese partner for IMP321, EOC Pharma, an oncology focused affiliate of Eddingpharm applied in first quarter of 2017 for an Investigational New Drug (IND) in China, as a preparation to start clinical trials. Recent positive changes in the Chinese regulatory environment provide the possibility to speed up the development of IMP321 in China. Prima and EOC Pharma will work together to advance this promising drug to meet unmet medical need in China.

CYTLIMIC, the Japanese NEC spin off with which Prima has a collaboration agreement, presented a poster at ASCO (http://abstracts.asco.org/199/AbstView_199_183394.html) which showed the results of their T-cell based therapeutic cancer vaccine with IMP321 as an adjuvant to the vaccine.

About Prima BioMed

Prima BioMed is a globally active biotechnology company that is striving to become a leader in the development of immunotherapeutic products for the treatment of cancer. Prima BioMed is dedicated to leveraging its technology and expertise to bring innovative treatment options to market for patients and to maximise value to shareholders.

Prima’s current lead product is IMP321, based on the LAG-3 immune control mechanism which plays a vital role in the regulation of the T cell immune response. IMP321, which is a soluble LAG-3Ig fusion protein, is an APC activator boosting T cell responses for cancer chemo-immunotherapy and in other combinations which has completed early Phase II trials. A number of additional LAG-3 products including antibodies for immune response modulation in autoimmunity and cancer are being developed by large pharmaceutical partners.

Prima BioMed is listed on the Australian Stock Exchange, and on the NASDAQ in the US. For further information please visit www.primabiomed.com.au

For further information please contact:

U.S. Investors:

Matthew Beck, The Trout Group LLC

+1 (646) 378-2933; mbeck@troutgroup.com

Australian Investors/Media:

Mr Matthew Gregorowski, Citadel-MAGNUS

+61 (2) 8234 0100; mgregorowski@citadelmagnus.com

Prima BioMed Ltd, Level 12, 95 Pitt Street, Sydney NSW 2000

Phone: +61 2 8315 7003 Fax: +61 2 8569 1880

www.primabiomed.com.au   ABN: 90 009 237 889